TYPE:      425
SEQUENCE:  1
DESCRIPTION:  NEWS RELEASE FILED PURSUANT TO RULE 425

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                             Filed by: RMI.NET, Inc.
                             This communication is filed pursuant to Rules 165 and 425, as promulgated under the Securities Act of 1933, as amended.

                             Subject Company: Internet Communications
                                                Corporation
                             Commission File No. 0-19578

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THIS NEWSPAPER ARTICLE IS FILED BY RMI.NET, INC. PURSUANT TO RULES 165 AND 425
OF THE SECURITIES ACT OF 1933 AND IS THEREBY DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF RMI.NET, INC AND INTERNET COMMUNICATIONS CORPORATION THAT HAVE BEEN AND WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO RMI.NET'S PROPOSED ACQUISITION OF INTERNET COMMUNICATIONS CORPORATION, INCLUDING THE PROXY STATEMENT/REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE PROPOSED ACQUISITION. THE SECURITIES AND EXCHANGE COMMISSION FILINGS ARE AVAILABLE TO THE PUBLIC AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. INVESTORS CAN ALSO OBTAIN FREE COPIES OF THE DOCUMENTS RELATING TO RMI.NET, INC. BY CONTACTING CHRISTOPHER J. MELCHER, VICE PRESIDENT AND GENERAL COUNSEL, RMI.NET, INC. LEGAL DEPARTMENT, 999 EIGHTEENTH STREET, SUITE 2201, DENVER, COLORADO 80202, (303) 672-0700, http://www.rmi.net.

Set forth below is a press release issued by RMI.NET, Inc.

[RMI.NET LOGO]

FOR IMMEDIATE RELEASE:              PLEASE CONTACT:
November 14, 2000                         Jeremy Bronson
                                          Phone:     303.672.0706
                                          Email:     jeremy.bronson@corp.rmi.net


RMI.NET CUTS EBITDA LOSS BY 30%, APPROACHES EBITDA NEUTRALITY

Nine-Month Revenue Up 66% over 1999

DENVER - RMI.NET, Inc. (NASDAQ: RMII), a national e-commerce/Web solutions and connectivity company, today reported that revenue for the first nine months of the year was up 66% over the same period in 1999, to $34.4 million. Quarterly revenues of $10.7 million for the period ended September 30, 2000, were up 17% from the same period a year ago.

Gross profit in the third quarter improved to $4.8 million, up 14% from the comparable period a year ago. The company also achieved a gross margin of 45% in the third quarter.

RMI.NET reported an EBITDA1 loss per share of 12 cents for the third quarter of 2000, a 40% improvement versus the same period in 1999 and a 29% improvement over the second quarter of 2000. RMI.NET reported an EBITDA loss per share of $1.10 for the nine months ended September 30, 2000.

On an earnings per share (EPS) basis, the Company reported a loss of $0.33 per share for the three months ended September 30, 2000, better by 16% than EPS in the third quarter a year ago.

Douglas H. Hanson, RMI.NET's Chairman and Chief Executive Officer, said, "Our primary emphasis this year has been to improve our bottom-line financial results, and this quarter's results offer further proof of our ability to achieve the goals we set. These results are in line with our objective of getting to EBITDA breakeven in December 2000," said. "We are especially pleased to have made so much progress during the third quarter and expect to meet our target next month."

"We continue to focus on the implementation of our five-point strategic action plan and have announced several achievements along those lines during the third quarter and the first half of this fourth quarter," added Hanson.

Note - RMI.NET has scheduled a conference call for 4:15 PM Eastern time on Tuesday, November 14, 2000, that can be accessed through the company's website, www.rmi.net. Click on the Investor Relations link and then click on either of the hyperlinks marked "Live Webcast." The event can be heard live and will subsequently be accessible as an archived file and text-file transcript.

ABOUT RMI.NET

Denver-based RMI.NET is a national e-commerce and connectivity company focusing on Web solutions for small and medium-sized businesses. The company specializes in e-business applications; hosting, co-location, and web solutions, including design and marketing; and high-speed Internet access, including digital subscriber line (DSL)

--------
1 EBITDA represents operating loss before depreciation and amortization. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered to be an alternative to the net income measure of performance.

service. RMI.NET has annualized revenue of approximately $50 million and more than 100,000 customers nationwide. The company wholly owns a shopping, e-commerce and portal site, www.webzone.com. For more information, call (800) 411-6066, or visit RMI.NET's web site at www.rmi.net.

This press release may contain forward-looking statements. Although the company believes these statements are based on reasonable assumptions, differences between assumed facts and actual results can be material, depending on the circumstances. For example, RMI.NET may not correctly predict or respond to changes in technology, may not be able to complete the integration of its acquisitions effectively, may be adversely affected by government regulation or competition, or may not have sufficient capital available to execute its business plan. Investors should be aware of the important factors and risks that could have a material impact on future results and should refer to the cautionary statements sections of RMI.NET's periodic filings with the Securities and Exchange Commission, including the most recent forms 10-K and 10-Q.

OPERATING RESULTS - UNAUDITED
(In Thousands Except for Per Share Amounts)

                                            THREE MONTHS ENDED                         NINE MONTHS ENDED
                                               SEPTEMBER 30,                             SEPTEMBER 30,
                                     ---------------------------------         ---------------------------------
                                         2000                 1999                 2000                 1999
                                     ------------         ------------         ------------         ------------
Revenues
  Connectivity services              $  8,996,850         $  8,058,486         $ 28,119,207         $ 17,859,424
  Web solutions                         1,689,977            1,073,115            6,293,157            2,923,935
                                     ------------         ------------         ------------         ------------
TOTAL REVENUES                       $ 10,686,827         $  9,131,601         $ 34,412,364         $ 20,783,359

COSTS AND EXPENSES
  Cost of Revenues                   $  5,878,079         $  4,925,832         $ 19,706,569         $ 10,842,354
  Selling                               1,431,822            1,712,389            5,074,100            3,726,203
  General & Administrative              5,960,246            5,562,262           19,918,989           13,770,819
  Depreciation & Amortization           4,308,226            2,275,010           12,812,735            4,879,947
                                     ------------         ------------         ------------         ------------
  TOTAL COSTS AND EXPENSES           $ 17,578,373         $ 14,475,493         $ 57,512,393         $ 33,219,323

OPERATING LOSS                       $ (6,891,546)        $ (5,343,892)        $(23,100,029)        $(12,435,964)

OTHER INCOME (EXPENSE)
  Interest expense                   $   (274,827)        $   (140,471)        $   (517,381)        $   (368,968)
  Interest income                          45,045               52,298              253,476              120,741

PREFERRED STOCK DIVIDENDS            $         --         $     21,654         $         --         $    199,261

NET LOSS                             $ (7,121,328)        $ (5,453,719)        $(23,363,934)        $(12,883,452)
EBITDA                               $ (2,583,320)        $ (3,090,536)        $(10,287,294)        $ (7,755,278)

LOSS PER SHARE                       $      (0.33)        $      (0.35)        $      (1.10)        $      (1.09)
EBITDA Loss Per Share                $      (0.12)        $      (0.20)        $      (0.48)        $      (0.66)

Weighted Average Shares                    21,629               15,471               21,294               11,806

                                       ###

This release is for informational purposes only. It is not an offer to buy any shares of Internet Communications Corporation ("ICC") common stock or a solicitation of an offer to sell any shares of RMI.NET, Inc. common stock. The solicitation of offers to exchange ICC common stock for shares of RMI.NET common stock will only be made pursuant to a prospectus, proxy statement, and related materials that RMI.NET and ICC have sent to RMI.NET and ICC shareholders. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold, nor may offers to buy be effected prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

In connection with the exchange offer described above, RMI.NET and ICC are in the process of soliciting proxies from their respective shareholders to approve the issuance of stock in the exchange offer at a special meeting to be held on November 28, 2000. RMI.NET and ICC have filed proxy statements with the Securities and Exchange Commission regarding the solicitation. RMI.NET and ICC shareholders will be able to obtain the prospectus, the registration statement, the proxy statements, and any other solicitation materials relating to the exchange offer for no cost at the Securities and Exchange Commission's web site at www.sec.gov or from RMI.NET by directing requests to Christopher J. Melcher at (303) 672-0700. RMI.NET and ICC shareholders are urged to carefully read the complete terms and conditions of those materials, which contain important information regarding the exchange offer, prior to making any decisions with respect to the exchange offer.